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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



       __________________________WorldWater Corp._________________________

                                (Name of Issuer)


       ___               Common Stock, $0.001 per share__________________

                         (Title of Class of Securities)



         __________                98155N 10 6_________________________

                                 (CUSIP Number)


                            Stephen A. Salvo, Esquire
                        Salvo, Russell, Fichter & Landau
                        510 Township Line Road, Suite 150
                         Blue Bell, Pennsylvania   19422
      ____________________________215-653-0110____________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



       _____________________   January 10, 2002__________________________
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing
  this schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
                            the following box. [   ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  _____98155N  10  6___




1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


              ____    Kuekenhof  Partners  L.P.;     22-3263001_____


------------------------------------------------------------------------------
2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)


                                             (a)  ____X____

                                             (b)  _________

------------------------------------------------------------------------------
3.     SEC  Use  Only

------------------------------------------------------------------------------
4.     Source  of  Funds  (See  Instructions)
                                                 WC

------------------------------------------------------------------------------
5.     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

------------------------------------------------------------------------------
6.     Citizenship  or  Place  of  Organization
                                               New  Jersey

------------------------------------------------------------------------------

Number  of         7.     Sole  Voting  Power           1,667,000

Shares          ------------------------------------------------------------

Beneficially       8.     Shared  Voting  Power         0

Owned  by       ------------------------------------------------------------

Each               9.     Sole  Dispositive  Power     1,667,000

Reporting       ------------------------------------------------------------

Person  With      10.     Shared  Dispositive  Power     0


----------------------------------------------------------------------------


11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

          1,667,000(*)

-----------------------------------------------------------------------------
12.     Check if  the Aggregate  Amount  in  Row  (11) Excludes Certain Shares


                                                  ________________
-----------------------------------------------------------------------------
13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                                   4.5  percent

-----------------------------------------------------------------------------
14.     Type  of  Reporting  Person  (See  Instructions)

                                               IV,  PN

-----------------------------------------------------------------------------

  (*)Includes 833,500 shares of common stock and warrants to purchase 833,500 shares of common stock.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


               _____Kuekenhof  Equity  Fund  L.P.;     22-3643388____


------------------------------------------------------------------------------
2.     Check the Appropriate  Box  if  a  Member of a Group (See Instructions)

                                             (a)  ____X____

                                             (b)  _________

------------------------------------------------------------------------------
3.     SEC  Use  Only

------------------------------------------------------------------------------
4.     Source  of  Funds  (See  Instructions)
                                                 WC

------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

------------------------------------------------------------------------------
6.     Citizenship  or  Place  of  Organization

                                               Delaware

------------------------------------------------------------------------------

Number  of        7.     Sole  Voting  Power           1,667,000

Shares          ------------------------------------------------------------

Beneficially      8.     Shared  Voting  Power             0

Owned  by       ------------------------------------------------------------

Each              9.     Sole  Dispositive  Power      1,667,000

Reporting       ------------------------------------------------------------

Person  With     10.     Shared  Dispositive  Power        0


------------------------------------------------------------------------------

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

               1,667,000(*)

-----------------------------------------------------------------------------
  (*) Includes 833,500 shares of common stock and warrants to purchase 833,500 shares of common stock.

12.     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

                                                  ________________
-----------------------------------------------------------------------------
13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                                            4.5  percent

-----------------------------------------------------------------------------
14.     Type  of  Reporting  Person  (See  Instructions)

                                               IV,  PN

Item  1.     Security  and  Issuer

           This statement relates to the common stock, $0.001 par value per share, of WorldWater Corp. (the "Issuer"); the address of their executive offices is: Pennington Business Center, 55 Route 31 South, Pennington, New Jersey 08534.



Item  2.     Identity  and  Background

     This  statement  is  filed  by  the  following:

     (i) Kuekenhof Partners L.P., is a New Jersey limited partnership; and Kuekenhof Equity Fund, L.P., is a Delaware limited partnership. The business address of both entities is 22 Church Street, Suite 5, Ramsey, New Jersey 07446.

          During the last five years, Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.


Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration

          Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. each purchased the shares and warrants with investment capital for the total amount of $250,050. ($125,025. from each fund).


Item  4.     Purpose  of  Transaction

       The shares of Common Stock of the Issuer deemed to be beneficially owned by Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. are being held for investment purposes. The shares of the Common Stock of the Issuer were acquired by Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. for investment purposes and not for the purpose of acquiring control of the Issuer. Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. may in the future directly acquire shares of the Common Stock in open market or private transactions, block purchases or otherwise. Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise. The Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.


Item  5.     Interest  in  Securities  of  the  Issuer

     As of the close of business on January 10, 2002, Kuekenhof Partners L.P. beneficially owns 833,500 shares of the common stock of the Issuer and 833,500 warrants to purchase an aggregate of 833,500 shares of the common stock of the Issuer at an exercise price of $0.15 per share of common stock; and Kuekenhof Equity Fund L.P. beneficially owns 833,500 shares of the common stock of the Issuer and 833,500 warrants to purchase an aggregate of 833,500 shares of the common stock of the Issuer at an exercise price of $0.15 per share of common stock. This constitutes; which, assuming the exercise by Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. of all of the warrants described above, represents an aggregate of 9.0% of the outstanding shares of common stock of the Issuer. Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. have the sole power to vote and dispose of all such shares.


Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  with
           Respect  to  Securities  of  the  Issuer

Stock  Purchase  Agreement  dated as of December 31, 2001 by and among Kuekenhof
--------------------------------------------------------------------------------
Partners L.P. and Kuekenhof Equity Fund L.P.  as Purchasers and WorldWater Corp.
--------------------------------------------------------------------------------
as  Seller.
-----------


Item  7.     Material  to  Be  Filed  as  Exhibits


 Exhibit  1  -  Stock Purchase Agreement described in Item 6.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February  5,  2002          Kuekenhof  Partners,  L.P.


                                   By:  ___/s/  Michael  C.  James_______
                                                  Signature

                                   Name:  Michael  C.  James
                                   Title: Sole member of
                                          Kuekenhof Capital Management LLC
                                          Sole General Partner of
                                          Kuekenhof Partners L.P.

-------------------------------------------------------------------------------


Date:  February  5,  2002          Kuekenhof  Equity  Fund  L.P.


                                   By:  ____/s/  Michael  C.  James_________
                                                   Signature

                                   Name:    Michael C. James
                                            Sole member of
                                            Kuekenhof Capital Management LLC
                                            Sole General Partner of
                                            Kuekenhof Equity Fund  L.P.

                                    Exhibit 1


                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "AGREEMENT") is made and entered into as of December 31, 2001, by and among Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. (each a "PURCHASER" and collectively, the "PURCHASERS"), and WorldWater Corp., a Delaware corporation (the "SELLER").

                                 R E C I T A L:
                                 -------------
     WHEREAS, the Purchasers desire to purchase from Seller, and Seller desires to sell to Purchasers, shares of common stock (the "COMMON STOCK") of the Company, and the Company wishes to issue to Purchasers warrants to purchase Common Stock (the "WARRANTS"), on the terms set forth herein.

                               A G R E E M E N T:
                               ------------------
     NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

     1.     Sale  of  Shares  and  Grant  of  Warrants.

     1.1. Purchase and Sale of Shares. Seller hereby sells to each Purchaser, and such Purchaser hereby purchases from Seller, that number of shares (the "SHARES") of Common Stock of the Company set forth opposite the name of such Purchaser on Schedule I hereto, in consideration of (i) the delivery by such Purchaser to Seller of a check payable to the order of Seller or wire transfer in an amount equal to $0.15 per Share, and (ii) the delivery by Seller to such Purchaser of a certificate evidencing the Shares duly endorsed for transfer thereon or by means of duly executed stock powers attached thereto, which certificates will be issued by the Company s stock transfer agent promptly after Closing.

1.2. Grant of Warrants. Upon the Closing, Seller shall grant to each Purchaser that number of Warrants set forth opposite the name of such Purchaser on Schedule I hereto. Each Warrant will permit the Purchasers to purchase one Share at any time during the five year period following Closing at an exercise price of $0.15 per Share. Notwithstanding the foregoing, the Company may require the exercise of Warrants for an amount up to $100,000 on or before March 1, 2002 in the event the Company has received: (i) the initial funding of a grant from the United States Trade and Development Agency; or (ii) the initial funding for the Company's Ronda (Cebu), Philippines, community project, and an additional $150,000. in ensuing months after certain other milestones have been attained.

     1.3. The Closing. The purchase and sale of the Shares shall take place at the offices of the Company on the date hereof, or at such other location and time as Seller and Purchasers mutually agree (which time and place are designated as the "CLOSING"). At the Closing, upon payment for the Shares pursuant to Section 1.1 hereof, Seller shall arrange for the delivery to each Purchaser at the earliest availability a certificate representing the Shares against delivery to Seller of a check or via wire transfer in the amount of the purchase price therefor. The obligations of each Purchaser to consummate the purchase of the Shares at the Closing is subject to the truth and accuracy of the representation and warranties of Seller in Section 2 below.

     2. Representations and Warranties of Seller. Seller hereby represents and warrants to each Purchaser that:

     2.1 Issuance of the Shares. The Shares, upon issuance in accordance with the terms of this Agreement, shall be fully paid and nonassessable, free and clear of all pledges, liens, encumbrances, security interests, claims and restrictions (other than as described in Section 4.3).

    2.2 Governmental Consents. No consent, approval, order or authorization of or registration, qualification, designation, declaration or filing with, any federal, regional, state or local governmental authority on the part of Seller is required in connection with the consummation of the transactions contemplated by this Agreement.


    2.3 Litigation. There are no claims before any governmental entity or arbitrator pending or, to Seller's knowledge, currently threatened against or with respect to Seller relating to or affecting the Shares, which question the validity of this Agreement or any action taken or to be taken by Seller in connection herewith, or which might result in any impairment of the right or ability of Seller to enter into or perform his obligations under this Agreement.

     3. Requests for Registration. At any time during the five year period following the date of this Agreement, the Purchasers may request registration under the Securities Act of 1933, as amended (the "ACT"), of all or any part of their Shares. The Company will use its best efforts to qualify for registration on Form SB-3, S-3 or any comparable or successor form or forms and shall file a registration statement within 60 days of Purchaser's request for registration; provided, that the Company shall not be required to effect more than two registrations pursuant to this Agreement during any twelve-month period (and no more than one in any six-month period).

     4. Representations and Warranties of Purchaser. Each Purchaser hereby represents and warrants to, and agrees with, Seller that:

     4.1 Litigation. There are no claims before any governmental entity or arbitrator pending or, to such Purchaser's knowledge, currently threatened against or with respect to such Purchaser relating to or affecting the Shares, which question the validity of this Agreement or any action taken or to be taken by such Purchaser in connection herewith, or which might result in any impairment of the right or ability of such Purchaser to enter into or perform his or its obligations under this Agreement.

     4.2     Awareness of Company Performance.  Such Purchaser acknowledges that
(i) he or it has received and reviewed the Company's financial statements (a) as of and for the year ended December 31, 2000 and (b) as of and for the nine-month period ended September 30, 2001, (ii) he or it has received or has had full access to all the information such Purchaser considers necessary or appropriate to make an informed decision with respect to the purchase of the Shares pursuant to this Agreement, and (iii) he or it has had an opportunity to ask questions and receive answers from Seller regarding the Company's financial performance and to obtain additional information (to the extent Seller possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to such Purchaser or to which such Purchaser had access.

4.3 Restricted Securities. Such Purchaser understands that (i) the Shares and the Warrants are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Seller in a transaction not involving a public offering, (ii) under such laws and applicable regulations such securities may be resold without registration under federal and state securities laws only in certain limited circumstances, and (iii) the Company may require a legal opinion of such Purchaser's counsel with respect to unregistered transfers.

4.4 Accredited Investor. Such Purchaser represents that he or it is an "Accredited Investor" within the meaning of Regulation D promulgated under the Act.

4.5 Legends. Such Purchaser understands that the certificates evidencing the Shares and the Warrants will bear substantially the following legends:

     "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH SECURITIES ACT."

     4.6 Investment Purposes. The Shares will be acquired for investment for such Purchaser's own account, not as a nominee or agent, an not with a view to the public resale or distribution thereof within the meaning of the federal or state securities laws, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Purchaser further represents that he or it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

     5.     Miscellaneous.

     5.1 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the sale and purchase contemplated hereby.

     5.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New Jersey.

     5.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    5.4 Severability. The invalidity of any portion hereof shall not affect the validity, force, or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, the parties agree that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law against those for whom it may be enforceable, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

5.5 Further Assurances. The parties hereto shall, without additional consideration, execute and deliver or cause to be executed and delivered such further instruments and shall take or cause to be taken such further actions as are necessary to carry out more effectively the intent and purpose of this Agreement.
                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PURCHASERS:
----------

KUEKENHOF  PARTNERS  L.P.


By:  _____/s/ Michael C. James_____________
          Michael C. James
          Sole member of
          Kuekenhof Capital Management LLC
          Sole General Partner of
          Kuekenhof Partners L.P.



KUEKENHOF  EQUITY  FUND  L.P.


By:  _____/s/ Michael C. James            _
          Michael C. James
          Sole member of
          Kuekenhof Capital Management LLC
          Sole General Partner of
          Kuekenhof Equity Fund L.P.


SELLER:
------

WORLDWATER  CORP.


By:  __/s/ Quentin T. Kelly__________
           Quentin T. Kelly
           Chairman and CEO

                                   Schedule 1


           Name of Purchaser                        Number of Shares
                                                    Being Purchased

        Kuekenhof Partners L.P.                         833,500
        Kuekenhof Equity Fund L.P.                      833,500




           Name of Purchaser                      Number of Warrants
                                                       Granted

        Kuekenhof Partners L.P.                         833,500
        Kuekenhof Equity Fund L.P.                      833,500